BROWN ADVISORY FUNDS
901 South Bond Street, Suite 400
Baltimore, Maryland 21231

November 29, 2018

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C. 20549

Re:	Brown Advisory Funds (the “Trust”)
Post-Effective Amendment - Application for Withdrawal
File Nos. 333-181202 and 811-22708
CIK No. 0001548609

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby requests that Post-Effective Amendment No. 50 under the 1933 Act (No. 52 under the Investment Company Act of 1940) to the Registration Statement on Form N-1A, which was filed as EDGAR submission type 485APOS with the U.S. Securities and Exchange Commission on July 25, 2018 (Accession No. 0000894189-18-003904) to register shares of a new series, the Brown Advisory Latin American Fund (“PEA 50”), be withdrawn.

The Trust also filed Post-Effective Amendment Nos. 51 and 53 for the sole purpose of extending the original effective date of PEA 50.

The Trust is requesting that PEA 50 be withdrawn as the Trust no longer intends to offer these securities.  No securities have been sold in connection with PEA 50.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of PEA 50 has been signed by the President of the Trust.

If you have any additional questions or require further information, please contact Patrick Turley at (202) 261-3364 or Edward Paz at (414) 765-5366.

Very truly yours,

BROWN ADVISORY FUNDS

/s/ Paul J. Chew
Paul J. Chew
President

cc:	Benjamin Cohn, Brown Advisory LLC
Patrick W.D. Turley, Dechert LLP